1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 10, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC April 2016 Revenue Report

Hsinchu, Taiwan, R.O.C. – May 10, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for April 2016: On a consolidated basis, revenues for April 2016 were approximately NT$66.84 billion, a decrease of 8.5 percent from March 2016 and a decrease of 11.3 percent from April 2015. Revenues for January through April 2016 totaled NT$270.34 billion, a decrease of 9.1 percent compared to the same period in 2015.

TSMC reiterates its second quarter 2016 revenue guidance of NT$215 billion to NT$218 billion.

TSMC April Revenue Report (Consolidated):

(Unit: NT$ million)
Period	April 2016	March 2016	M-o-M Increase (Decrease) %	April 2015	Y-o-Y Increase (Decrease) %	January to April 2016	January to April 2015	Y-o-Y Increase (Decrease) %
Net Revenues	66,843	73,089	(8.5)	75,330	(11.3)	270,339	297,364	(9.1)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April 2016.

1.	Sales volume (in NT$ thousands)

Period	Items	2016	2015
Apr.	Net sales	66,843,310	75,329,510
Jan. - Apr.	Net sales	270,338,671	297,363,654

2.	Funds lent to other parties: None.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	305,417,930	39,726,733

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	35,114,587
	Mark to Market Profit/Loss	226,928
	Unrealized Profit/Loss	266,156
Expired Contracts	Notional Amount	118,903,682
	Realized Profit/Loss	1,280,294
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	6,058,786
	Mark to Market Profit/Loss	(2,391)
	Unrealized Profit/Loss	23,198
Expired Contracts	Notional Amount	27,474,224
	Realized Profit/Loss	10,965
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	485,133
	Mark to Market Profit/Loss	2,008
	Unrealized Profit/Loss	3,655
Expired Contracts	Notional Amount	1,257,410
	Realized Profit/Loss	9,050
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(930)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	164,291
	Mark to Market Profit/Loss	198,651
	Unrealized Profit/Loss	(1,367)
Expired Contracts	Notional Amount	595,959
	Realized Profit/Loss	(10,028)
Equity price linked product (Y/N)		N